UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 22, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll-Free: 1-800-661-8851

For immediate release

METHANEX ANNOUNCES US$150 MILLION DEBT ISSUE

July 21, 2005

Methanex has filed with the British Columbia Securities Commission a preliminary short form prospectus providing for the issuance of senior notes due 2015 in an aggregate principal amount of US$150 million. The prospectus was also filed with the U.S. Securities and Exchange Commission in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Company has US$250 million of 7.75% senior notes that are due on August 15, 2005. The net proceeds from the sale of US$150 million of new notes, together with cash on hand, will be used to repay in full the Company’s existing US$250 million 7.75% notes.

The proposed underwriting group in respect of the sale of the notes comprises ABN AMRO and BNP Paribas acting as joint book-running managers, as well as CIBC World Markets and RBC Capital Markets, acting as co-managers. A copy of the preliminary prospectus can be obtained on www.sedar.com or www.sec.gov or from ABN AMRO at 55 E. 52nd Street, 6th Floor, New York, NY, 10055, Attention: Syndicate Desk or BNP Paribas, 787 Seventh Avenue, 8th Floor, New York, NY, 10019, Attention: Debt Syndicate.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

- end -

Inquiries:

Wendy Bach
Director, Investor Relations

Phone: (604) 661-2600

NEWS RELEASE	Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll-Free: 1-800-661-8851 http://www.methanex.com

For immediate release

METHANEX CORPORATION – NOTICE OF CASH DIVIDEND

July 21, 2005

Methanex Corporation announced today that its Board of Directors has declared a quarterly dividend of US$0.11 per share that will be payable on September 30, 2005 to holders of common shares of record on September 16, 2005.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

- end -

Inquiries:

Wendy Bach
Director, Investor Relations

Phone: (604) 661-2600